

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2020

Pablo Legorreta
Chief Executive Officer
Royalty Pharma plc
110 East 59th Street
New York, New York 10022

> **Re: Royalty Pharma plc**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 8, 2020**
> **File No. 333-238632**

Dear Mr. Legorreta:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 7, 2020 letter.

Amendment No. 2 to Registration Statement on Form S-1

Our Portfolio, page 4

1. Please revise your graphic to clarify the meaning of "2019A" end market sales. For example, please clarify if the "A" is intended to mean actual, approximate or something else. If these are estimated figures, or assumptions underlie the calculations, please discuss. In an appropriate location of your prospectus, indicate how these figures are useful to investors in understanding your royalty receipts and also how management uses them.

2. Please revise the prospectus to ensure that the disclosure of 2019A End Market sales in the graphics on page 4 reconcile to your disclosure regarding end market sales under "Our Portfolio" beginning on page 149, or advise. For example, we note your disclosure on

page 151 indicates that total global end market sales for DPP-IV inhibitors during 2019 were approximately $10.7 billion whereas your disclosure on page 4 regarding Januvia, Janumet and other DPP-IV products indicates 2019A End Market Sales of $9.4 billion. Similarly, for Xtandi, your disclosure on page 149 indicates that total global end market sales for Xtandi during 2019 were approximately $4.3 billion whereas your disclosure on page 4 for Xtandi indicates 2019A End Market Sales of $3.5 billion.

Summary of the Offering Structure, page 11

3.   Please tell us how your disclosure that your Class B shares will not entitle holders of those shares to receive distributions upon a liquidation, dissolution or winding up of the company reconciles to your disclosure under "Rights upon liquidation" on page 181 that the holders of Class B shares only have limited rights to receive a distribution equal to their nominal value upon a liquidation, dissolution or winding up of Royalty Pharma, following the prior payment of the nominal capital paid up or credited as paid up on each Class A ordinary share as well as an amount of $10,000,000 on each Class A ordinary share upon such liquidation, dissolution or winding up, or revise your disclosure as appropriate.

Footnotes to the Unaudited Pro Forma Consolidated Balance Sheet
Footnote G, page 71

4.   You disclose on page 9 that pursuant to agreements with the Continuing Investors Partnerships, that certain of the Continuing Investors have agreed to exchange interests in the Continuing Investor Partnerships into an aggregate of 290,833,447 Class A ordinary shares shortly before or upon consummation of this offering. This exchange, however, is not discussed in the notes to your Unaudited Pro Forma Consolidated Balance Sheet or in your Capitalization discussion on an as-adjusted basis on page 63. Please revise your disclosures in these sections to reflect the fact that your pro forma Class A ordinary shares as of March 31, 2020 include amounts issued in this exchange.

Notes to the Condensed Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Recently adopted and issued accounting standards, page F-9

5.   You disclose that you recorded a cumulative adjustment to Retained earnings of $192.7 million to recognize an allowance for credit losses on your financial royalty assets as a result of the adoption of ASU 2016-13. Please revise to disclose the key changes to your allowance methodology as a result of this new guidance and how this adjustment was calculated. Please also update your accounting policy disclosure accordingly.

Exhibits

6.   The Exhibit 5.1 legality opinion should not assume conclusions of law that are necessary for the ultimate opinion. Please tell us why assumptions (8) and (9) on Schedule 2 of the

of the legality opinion are appropriate or file a revised opinion.

7. Based on the list of documents examined by counsel in Schedule 1 of the Exhibit 5.1 opinion, it does not appear that counsel reviewed the shareholder resolutions referred to on page 183 of the prospectus or any resolutions of the directors of the company authorizing the issuance of the New Shares. Please file a revised opinion or advise us as appropriate.

8. Please have tax counsel revise its Exhibit 8.1 opinion to state clearly that the prospectus disclosure in these two sections are the opinion of named counsel. Also, revise the prospectus to reflect the same. Refer to Section III of Staff Legal Bulletin No. 19. In addition, please have tax counsel revise their 8.1 opinion to expressly consent to the reference to their firm under the caption "Legal Matters" in the prospectus, consistent with Section IV of Staff Legal Bulletin No. 19.

You may contact Christine Torney at (202) 551-3652 or Angela Connell at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Joseph McCann at (202) 551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jeffrey S. Ramsay, Esq.